SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that the Decree that includes Eletrobras in the National Privatization Plan (“PND”) was signed on April 19, 2018 and published in the today’s edition of Official Gazette ("DOU").

The mentioned Decree is attached to this Relevant Fact.

Rio de Janeiro, April 20 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

RELEVANT FACT

DECREE No  9,351 - April, 19, 2018.

Approves the recommendations established in Resolution 13 of August 23, 2017 and Resolution 30 of March 19, 2018, of the Investment Partnerships Program Council of the Presidency of the Republic, to initiate the procedures necessary for the contracting of relevant studies.

THE PRESIDENT OF THE REPUBLIC, in the use of the attribution conferred by art. 84, caput, item IV and VI, item "a", of the Constitution, and in view of the provisions of Law No. 9,491 of September 9, 1997 and Law 13,334 of September 13, 2016, and Resolutions 13 of August 23, 2017 and Resolution 30 of March 19, 2018, of the Investment Partnerships Program Council of the Presidency of the Republic,

DECREES:

Art 1 - Centrais Elétricas Brasileiras SA - Eletrobras is hereby qualified under the Investment Partnerships Program (PPI) and included in the National Privatization Program (PND), in order to initiate the necessary procedures to contract the pertinent studies, as soon as it is approved by the National Congress, Bill No. 9,463, of 2018.

Art 2. The recommendations set forth in Resolution No. 30, dated March 19, 2018, of the Investment Partnerships Program Council of the Presidency of the Republic (CPPI), regarding the attributions of the National Bank for Economic and Social Development (BNDES) are approved,  carrying out of the studies referred to in art. 1.

Article 3 The recommendations established in Resolution 30 of 2018 of the CPPI regarding the duties of the Ministry of Mines and Energy, which will be responsible for setting up and coordinating the working groups referred to in paragraph 1 of art. 4 of the referred Resolution.

Art. 4 This Decree shall enter into force on the date of its publication.

Brasília, April, 19, 2018; 197th of Independence and 130th of the Republic.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.